

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 28, 2009

Victor Kariak
President and CEO
First Financial Northwest, Inc.
201 Wells Avenue South
Renton, WA, 98057

> **Re:** **First Financial Northwest, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 001-33652**

Dear Mr. Kariak:

We have reviewed your response dated August 20, 2009 and have the following comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Statements

Note 8 – Federal Taxes on Income, page 16

1. We note your response to comment 2 in your response letter dated August 20, 2009 in which you state that you normalized your historical cumulative three year pre-tax results by excluding the significant increase in the provision for loan losses in the quarter ended June 30, 2009.

      a. Please tell us why you believe providing for loan losses is a one-time event as you stated in your response to comment 2d, since these losses are creating the significant portion of your net operating losses which are the subject of your analysis.

      b. Please tell us if you excluded the provision for loan losses recorded in other periods in your assessment of your three year cumulative loss. If so, please tell us why.

      c. Please tell us if you included the loan losses recorded for tax purposes in your analysis of your three year cumulative loss. If not, tell us why not.

2.   Please provide us a summary of your internal projections of future taxable income as of December 31, 2007, December 31, 2008, March 31, 2009 and your most current projection of future taxable income and analyze how your projections compare to the actual taxable income reported for the applicable and relevant periods. Specifically tell us if you included charges for the $18.3 million in US GAAP loan losses provided for in the quarter ended June 30, 2009 in your most recent internal projection of future taxable income. If you did not, please explain to us why since it would appear that these US GAAP loan losses would negatively affect your taxable income in future periods when the losses are incurred and reportable for tax purposes.

3.   We note you recorded a partial deferred tax valuation allowance. Please tell us in detail how you calculated the amount of your deferred tax asset related to your charitable contribution and your mutual fund losses that were not more likely than not to be realized. Also, explain to us how you analyzed each significant deferred tax asset to determine if it was more likely than not to be realized. Specifically identify the key characteristics of the deferred tax assets related to your charitable contribution and mutual fund losses that caused you to conclude that a portion was not more likely than not to be realized and explain why these characteristics were not present in your other significant deferred tax assets.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comment and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 with any questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief